
March 14, 2013

Via E-mail
Mr. Wilson Ferreira, Junior
Chief Executive Officer
CPFL Energia, S.A.
Rua Gomes de Carvalho, 1510, 14th floor, Suite 142
CEP 04547-005 Vila Olìmpia - São Paulo
São Paulo, Federative Republic of Brazil

> **Re:** **CPFL Energia, S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 001-32297**

Dear Mr. Ferreira:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

cc: Lorival Luz, Chief Financial Officer
Antonio Carlos Bassalo, Accounting Director
Sergio Felice, Accounting Manager
CPFL Energia, S.A.